

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 16, 2022

Joey Wat
Chief Executive Officer
Yum China Holdings, Inc.
7100 Corporate Drive
Plano, Texas 75024

> **Re: Yum China Holdings, Inc.**
> **Form 10-K for the Year Ended December 31, 2021**
> **Filed February 28, 2022**
> **Correspondence Filed October 31, 2022**
> **File No. 1-37762**

Dear Joey Wat:

We have reviewed your October 31, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 21, 2022 letter.

Correspondence Filed October 31, 2022

Item 1. Business, page 3

1. We note your proposed revised disclosure in response to comment 1 and reissue our comment in part. Provide prominent disclosure in this section about the legal and operational risks associated with having the majority of the company's operations in China. Your disclosure should also make clear whether these risks could significantly limit or completely hinder your ability to offer securities to investors. Your disclosure should address how recent statements and regulatory actions by China's government, such as those related to the use of variable interest entities and data security or anti-monopoly concerns, have or may impact the company's ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange. Where you suggest

revised disclosure to indicate the value of an invest in your securities could decline, please go on to state "and become worthless." In this regard, we note you have only included a cross reference to your risk factors instead of including prominent disclosure in this section as well.

2. We note your revised disclosure in response to comment 2. Where you address the August 26, 2022 Statement of Protocol, please further revise to state that the PCAOB will be required to reassess its determinations by the end of 2022.

3. We note your response to comment 3 and reissue our comment. The disclosure here should not be qualified by materiality. Provide proposed revised disclosure that includes a clear description of how cash is transferred through your organization. Quantify in that disclosure any cash flows and transfers of other assets by type that have occurred between the holding company and its subsidiaries, and direction of transfer. Quantify any dividends or distributions that a subsidiary has made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Provide cross-references to the consolidated financial statements.

4. We note your response to comment 4 and reissue our comment in part. Please amend your disclosure here and in the summary risk factors and risk factors sections to state that, to the extent cash in the business is in the PRC or a PRC entity, the funds may not be available for other use outside of the PRC, including for distributing dividends to your investors, due to interventions in or the imposition of restrictions and limitations on the ability of you or your subsidiaries by the PRC government to transfer cash. Provide a cross-reference to the other discussions in this section.

5. We note your response to comments 3 and 5 and reissue comment 5 in part. Move the disclosure under the headings Regulations Relating to Dividend Distribution and Regulations Relating to Taxation on page 18 to a more prominent place in this section. Also include disclosure addressing governmental control of currency conversion and payments of foreign currency and the Chinese Renminbi out of mainland China.

6. We note your response to comment 6 that the company has comprehensive cash management policies in place. Summarize the policies in this section and disclose the source of such policies (e.g., whether they are contractual in nature, pursuant to regulations, etc.).

7. We note your response to comment 7 and reissue our comment in part. Please revise to disclose each permission or approval that you or your subsidiaries are required to obtain from Chinese authorities to operate your business and to offer securities to foreign investors. In this regard, we note that you only include a cross reference to your risk factors. Explicitly state whether you or your subsidiaries are covered by permissions requirements from the China Securities Regulatory Commission (CSRC) or Cyberspace Administration of China (CAC), and state affirmatively whether you have received all

requisite permissions or approvals and whether any permissions or approvals have been denied. In this regard, we note your disclosure that the company "has obtained all material required approvals, other than as disclosed in [y]our Risk Factors." This disclosure should not be qualified by materiality, and you should specifically identify the approvals you have not received in this section. Lastly, please describe the consequences to you and your investors if you or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

8. We note your response to comment 14 and reissue our comment in part. Revise to identify your directors and executive officers who reside within China in the new "Enforceability" section.

<u>Item 1A. Risk Factors</u>
<u>Summary of Risk Factors, page 22</u>

9. We note your response to comment 8. Please further revise to clarify in section (b) that rules and regulations in China can change quickly with little advance notice and address the risk that the Chinese government may intervene or influence your operations at any time. Disclose that such risks could result in a material change in your operations and/or the value of your securities. Revise section (t) to state that such risks could cause the value of your securities to significantly decline or be worthless. Include a cross-reference to each relevant individual detailed risk factor.

10. We reissue comment 10 in part. Disclose to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date. To the extent that you believe that certain permissions or approvals are not required or applicable, discuss how you came to that conclusion, why that is the case, and the basis on which you made that determination.

Please contact Taylor Beech at 202-551-4515 or Mara Ransom at 202-551-3264 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Lindsey Smith, Esq.